Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Nine Months Ended October 31, 2015 and November 1, 2014
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Nine Months Ended		Fiscal Year Ended
(dollars in millions)	Oct 31, 2015	Nov 1, 2014	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012	Jan 29, 2011
Earnings from continuing operations before income taxes	$2,906	$2,219	$3,653	$4,121	$5,056	$4,621	$4,495
Capitalized interest, net	11	(4)	(1)	(14)	(12)	6	2
Adjusted earnings from continuing operations before income taxes	2,917	2,215	3,652	4,107	5,044	4,627	4,497
Fixed charges:
Interest expense (a)	461	465	619	641	721	750	776
Interest portion of rental expense	81	83	108	108	106	110	110
Total fixed charges	542	548	727	749	827	860	886
Earnings from continuing operations before income taxes and fixed charges	$3,459	$2,763	$4,379	$4,856	$5,871	$5,487	$5,383
Ratio of earnings to fixed charges	6.38	5.05	6.02	6.48	7.10	6.38	6.08
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.